Exhibit 99.3

Puyi Inc.

(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING

TO BE HELD ON MARCH 13, 2024 (OR ANY ADJOURNMENT OR

POSTPONEMENT THEREOF)

We,_____________________________ of ______________________________, being the registered holder of ____________________________ ordinary shares, par value US$0.001 per share in the share capital of Puyi Inc. (the “Company”) hereby appoint ________________________, or failing him/her, the Chairman of the extraordinary general meeting, as our proxy to attend and act on our behalf at the extraordinary general meeting of the Company to be held at 61F, Pearl River Tower, No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, People’s Republic of China on March 13, 2024 at 10:00 a.m. (Beijing time), and at any adjournment(s) or postponement(s) thereof. Our proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matters specified in the Notice of the Extraordinary General Meeting as indicated below:

SPECIAL RESOLUTIONS		Please tick “√”or insert the number of shares to be voted for or against or to abstain in the appropriate column below
		FOR	AGAINST	ABSTAIN
1.	That the Company’s English name be changed from Puyi Inc. to Highest Performances Holdings Inc. and the Company’s Chinese name be changed from 普益有限公司 to 华普财富集团有限公司, including the replacement of all references to Puyi Inc. with Highest Performances Holdings Inc. in the memorandum and articles of association of the Company (the “Articles”).
2.	That the Articles be amended to amend the authorized share capital of the Company from US$2,000,000 divided into 2,000,000,000 Ordinary Shares of a nominal or par value of US$0.001 each to US$2,000,000 divided into (i) 1,950,000,000 Ordinary Shares of a nominal or par value of US$0.001 each and (ii) 50,000,000 Preference Shares of a nominal or par value of US$0.001 each, and each holder of the Preference Shares shall have twenty (20) votes for each Preference Share.
3.	That the Articles be amended to reflect the exemption of the Company from holding an annual general meeting in each year.
4.	That the existing Articles be replaced in their entirety with a new memorandum and articles of association of the Company to reflect aforementioned change.
5.	That each of the directors of the Company be authorized to take any and all action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit.

Dated                         , 2024

Signature:

(Given under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its common seal or under the hand of an officer or attorney duly authorized in writing)

INSTRUCTIONS:

1.	Only the holders of record of the ordinary shares of the Company at the close of business on January 9, 2024 (New York time) should use this form of proxy.

2.	If you are the holder of two or more ordinary shares, you may appoint more than one proxy to represent you and vote on your behalf at the extraordinary general meeting. A proxy need not be a shareholder. Please insert the name of the person(s) of your own choice that you wish to be appointed your proxy in the space provided, failing which the chairman of the extraordinary general meeting will be appointed as your proxy.

3.	Submission of the executed proxies shall not preclude you from attending and voting at the extraordinary general meeting in person and in such event, the appointment of a proxy shall be deemed to be revoked.

4.	Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. The ordinary shares represented by all properly executed proxies returned to the Company before 10:00 a.m. March 8, 2024 (Beijing time), being the deadline for return of such proxies, will be voted by the proxy holder at the extraordinary general meeting as indicated or, if no instruction is given, your proxy will vote or abstain at his/her discretion. As to any other business that may properly come before the extraordinary general meeting, the ordinary shares represented by all properly executed proxies will be voted in accordance with the discretion of proxy holders. The Company does not presently know of any other business which may come before the extraordinary general meeting. However, if any other matter properly comes before the extraordinary general meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein.

5.	Any alteration made to this form of proxy must be initialed by the persons(s) who sign(s) it.

6.	Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, please mark, sign, date and return the form of proxy (together with any power of attorney or other authority under which it is signed or a notarized and/or duly certified copy of that power or authority) by mail to the Company at 61F, Pearl River Tower, No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, People’s Republic of China, Attention: Ms. Doris Wu, or send copies of the foregoing by email to ir@puyiwm.com or by phone to Ms. Doris Wu at +86-20-28866499, as soon as possible and in any event no later than 10:00 a.m. March 8, 2024 (Beijing time).